SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
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                       (Name of Subject Company [Issuer])

                       Everest Investors 14, LLC (offeror)
                    Everest Properties II, LLC (other person)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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 Transaction Valuation: $4,216,100(1)         Amount of Filing Fee: $843.22(2)
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(1) Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.
(2) Previously paid with Schedule TO filed January 22, 2004 and Amendment No. 1 filed February 12, 2004.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable     Filing party:  Not Applicable
     Form or registration no.:  Not Applicable   Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Investors 14, LLC ("Everest" or the "Purchaser"), a California limited liability company, to purchase up to 317 units ("Units") of limited partnership interests in Wilder Richman Historic Properties II, L.P. (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 8 is hereby supplemented as follows:

     The Offer expired pursuant to its terms at 5:00 p.m., Los Angeles time, on [_]day, [_], 2004. The Purchaser received 94.68 Units that were validly tendered and not withdrawn, all of which were accepted for payment. As a result of the Offer, the Purchaser will own approximately 11.8% of the outstanding Units. Affiliates of Purchaser own Units: Millenium Management, LLC owns 66 Units (8.3%); and Everest Management, LLC owns 31 Units (3.9%).

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2004


                                      EVEREST INVESTORS 14, LLC
                                      By: EVEREST PROPERTIES II, LLC,
                                          Manager


                                          By:  /S/ DAVID I. LESSER
                                               ------------------------
                                               David I. Lesser
                                               Executive Vice President



                                      EVEREST PROPERTIES II, LLC


                                      By: /S/ DAVID I. LESSER
                                          ------------------------
                                          David I. Lesser
                                          Executive Vice President